THELEN REID & PRIEST LLP
                                                                Attorneys at Law
                                                        ------------------------

                                                                875 Third Avenue
                                                         New York, NY 10022-6225

                                                               Tel. 212.603.2000
                                                               Fax  212.603.2001

                                                              www.thelenreid.com


                                 August 8, 2005


Mr. Daniel Lee
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Mail Stop 4-6

     RE:  ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
          POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-1 REGISTRATION STATEMENT FILE NO. 333-117486
          REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Dear Mr. Lee:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the above-referenced Post-effective Amendment to the Form S-1 Registration Statement be declared effective on August 9, 2005, or as soon thereafter as practicable.

     The Company has informed us that it acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


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     o    the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has informed us that it acknowledges that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

     We would appreciate an opportunity to discuss this matter with you further at your convenience. You may contact me at (212) 603-6771.

     Thank you for your consideration.

                                           Very truly yours,

                                           /s/ Harvey K. Newkirk
                                           ---------------------------
                                           Harvey K. Newkirk, Esq.

cc:
     Robert S. Stefanovich
     Charles Savoni, Esq.
     Artemis International Solutions Corporation

     Robert S. Matlin, Esq.
     Thelen Reid & Priest LLP


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